CONFIDENTIAL TREATMENT REQUESTED1

October 11, 2013
By EDGAR Correspondence

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:          American Express Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013
Filed July 29, 2013
File No. 001-07657

Dear Mr. Vaughn:

We refer to the comment letter, dated September 30, 2013 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the American Express Company (the “Company”) filings referenced above.

We have set forth below the text of the Staff’s comment, followed by the Company’s response.  The Company expects that it will revise its future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, unless otherwise noted in the response.

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Form 10-K for the Fiscal Year Ended December 31, 2012
Item 1. Business, page 1
Corporate & Other, page 29
Enterprise Growth Group, page 29

1 Confidential treatment has been requested with respect to the information contained within the [***] marking.  Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
October 11, 2013

Comment 1

We note that the slide presentation for your Semi-Annual Financial Community webcast on August 8, 2013 provides a significant amount of relevant information about your business through the eyes of management and emphasizes various initiatives underway in your Enterprise Growth Group. Given the level of information in the slide presentation, it appears that your Business section and MD&A would be greatly enhanced if similar information were included in your future filings. Please revise your Business section and MD&A in future filings to provide a more comprehensive discussion addressing your goals and progress with respect to these topics. Please specifically address the extent to which your historical results of operations have been affected by these activities, including the line items in which they are reflected. Please provide us with your proposed future disclosure, including but not limited to the revisions to your MD&A comparison for 2012 versus 2011. To the extent to which you believe these programs are not material, please provide us with quantification of those programs in your response.

Response 1

As discussed at our Semi-Annual Financial Community Meeting on August 8, 2013 and in our prior annual and quarterly reports on file with the SEC, we created an Enterprise Growth Group to focus on generating alternative sources of revenue on a global basis in areas such as online and mobile payments, prepaid products, and fee-based services.  In response to the Staff’s comment, we plan to expand the Business section and MD&A in future filings to include further detail on the goals and progress, where material, with respect to the Enterprise Growth Group.

The following sets forth the changes described above to expand the Business section that we will include in our next Annual Report on Form 10-K, which is based on the disclosures included in our Form 10-K for the year ended December 31, 2012.  Expanded disclosures are included in bold italics.

“We compete in the global payments industry with charge, credit and debit card networks, issuers and acquirers, as well as evolving alternative payment mechanisms, systems and products. As the payments industry continues to evolve, we are facing increasing competition from non-traditional players, such as online networks, telecom providers and software-as-a-service providers, that leverage new technologies and customers’ existing card accounts and bank relationships to create payment or other fee-based solutions. We are transforming our existing businesses and creating new products and services for the digital marketplace as we increase our share of online spend, enhance our customers’ digital experiences and develop platforms for online and mobile commerce. Emerging technologies also provide an opportunity to deliver “alternative to banking” solutions, which we are pursuing through our Enterprise Growth Group.”

Mr. Kevin W. Vaughn
Securities and Exchange Commission
October 11, 2013

“The Enterprise Growth Group was established to pursue new forms of payments and digital commerce that open American Express to new customer segments, new geographies across the world, and new products and services. Specifically, this includes establishing a digital services platform for the Company, expanding alternative mobile and online payment services, growing our prepaid products, forming new partnerships and building new revenue streams beyond the traditional Card and travel businesses. Enterprise Growth seeks to optimize our assets and capabilities and build or acquire the talent, businesses and platforms required to deliver new forms of growth in the digital economy. We believe the assets we have, together with emerging technologies, can provide us the capabilities to deliver products that offer a competitive and differentiated value proposition compared to alternative financial services, such as check cashers, money order services and traditional retail branch banks. The convergence of software platforms and increasing mobile phone penetration across the world provides an opportunity to deliver “alternative to banking” solutions to underserved customers.”

The following sets forth the changes under “Business Introduction” in the MD&A that we will include in our next Quarterly Report on Form 10-Q, which is based on the disclosures included in our Form 10-Q for the quarter ended June 30, 2013.  Expanded disclosures are included in bold italics.

“The Company is transforming its existing businesses and creating new products and services for the digital marketplace as the Company seeks to increase its share of online spend, enhance customers’ digital experiences and develop platforms for online and mobile commerce. Emerging technologies also provide an opportunity to deliver “alternative to banking” solutions, which we are pursuing through our Enterprise Growth Group.”

With respect to the MD&A comparison for 2012 versus 2011, we note that our historical consolidated results of operations and financial position have been not been materially affected by the activities of the Enterprise Growth Group [***].2 When preparing our filings, we consider Item 303 of Regulation S-K and Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release 34-48960, which require management to provide information that is material to assist in understanding the business. We continue to believe that our disclosures appropriately describe and analyze the most significant factors affecting our results of operations.

We will update MD&A in future filings in the event the contributions of the Enterprise Growth Group become material to our consolidated results of operations and financial position.

2 Note: Confidential treatment has been requested with respect to the information contained within the [***] marking.  Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
October 11, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2013
Condensed Consolidated Financial Statements
Note 3. Accounts Receivable and Loans, page 11
Card Member Loans and Receivables Modified as TDRs, page 17

Comment 2

You state on page 18 that U.S. settlements are now written off immediately as a result of a change in the short-term settlement programs. Please tell us and revise your future filings to explain the nature of the change in these programs, and quantify the impact of this change on your write-offs recorded in the periods presented. More clearly discuss the terms of your short-term settlement programs before and after the change, and identify whether the change applies to all your modification programs.

Response 2

We offer a variety of modification programs to Card Members in instances where they are experiencing financial difficulties.  One of the modifications offered is a short-term settlement program, which entails entering into a settlement agreement with a Card Member where we agree to forgive amounts owed to us in exchange for a promise by the Card Member to pay the lower balance in either a single payment or in three or fewer equal monthly installments.  We evaluate each Card Member’s financial situation to determine the most appropriate amount that will be forgiven, after considering factors such as ability to pay.

Refer to page 14 of our Quarterly Report on Form 10-Q ("10-Q") for the period ended June 30, 2013, under the title Impaired Card Member Loans and Receivables, for a description of our modification programs, which have not changed in any meaningful way.  The change described on page 18 in our 10-Q relates to the timing of when we write off amounts due from Card Members that enter into short-term settlement programs.  The impact of this change was approximately $1.5 million increase in net write offs for the six months ended June 30, 2013.  Our historical practice was to write off the forgiven portion of the outstanding balance when the Card Member completed the short-term settlement payment terms, reserving for any uncollectible amounts at the beginning of and during the modification period.  Settlement payments made by the Card Member prior to completing the program were recorded as a reduction in the receivable balance.  Following discussions with our bank regulators, we changed our accounting effective January 1, 2013 such that when a Card Member enters into a short-term settlement agreement, we write off all amounts due.  Settlement payments made by the Card Member subsequent to this date are recorded as recoveries on a cash-basis.

The write offs presented in Note 4 include the effects of this change, which was immaterial as shown below:

Mr. Kevin W. Vaughn
Securities and Exchange Commission
October 11, 2013

($ in Millions)	For the six months ended June 30, 2013
	As Reported	Impact of Change
	in FN 4	$	%
Card Member Receiveables – Net write-offs	$358	$0.4	0.1%
Card Member Loans – Net write-offs	$613	$1.1	0.2%

This change did not affect our disclosed net write off ratio metrics.

We will revise future filings as follows to clarify the language regarding this change.  Amended disclosures are included in bold italics.

“As described previously, the Company’s Card Member loans and receivables modification programs may include (i) reducing the interest rate, (ii) reducing the outstanding balance, (iii) suspending delinquency fees and (iv) placing the Card Member on a fixed payment plan not to exceed 60 months. Upon entering the modification program, the Card Member’s ability to make future purchases is either cancelled or in certain cases suspended until successfully exiting the modification program.

The Company has evaluated the primary financial effects of the impact of the changes to an account upon modification as follows:

•
Interest Rate Reduction: For the three months ended June 30, 2013 and 2012, the average interest rate reduction was 11 percentage points and 13 percentage points, respectively. For the six months ended June 30, 2013 and 2012, the average interest rate reduction was 12 percentage points and 13 percentage points, respectively. None of these interest rate reductions had a significant impact on interest on loans in the Consolidated Statements of Income. The Company does not offer interest rate reduction programs for U.S. Card Services (USCS) Card Member receivables as these receivables are non-interest bearing.

•
Outstanding Balance Reduction: The table above presents the financial effects to the Company as a result of reducing the outstanding balance for short-term settlement programs. The difference between the pre- and post-modification outstanding balances represents the amount that either has been written off or will be written off upon successful completion of the settlement program. ~~As of June 30, 2013, U.S. settlements are now written off immediately as a result of a change in the short-term settlement programs and thus there is no longer a difference between the pre- and post-modification outstanding balance.~~   Starting in 2013, we began writing off Card Member balances upon entering into a settlement agreement, with any payments received thereafter recognized as recoveries.  As such, there is no longer a difference between the pre- and post-modification outstanding balances.

•
Payment Term Extension: For both the three and six months ended June 30, 2013, the average payment term extension was approximately 12 months for USCS Card Member receivables. For both the three and six months ended June 30, 2012, the average payment term extension was approximately 13 months for USCS Card Member receivables. For USCS Card Member loans, there have been no payment term extensions.”

Mr. Kevin W. Vaughn
Securities and Exchange Commission
October 11, 2013

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the reports and other filings it makes with the Commission and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the reports and other filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate and thank you for the Staff’s patience and cooperation in this matter. We are hopeful that we have adequately addressed the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-640-0488 or Linda Zukauckas at 212-640-0300.

Very truly yours,

/s/ Jeffrey C. Campbell
Jeffrey C. Campbell
Executive Vice President and
Chief Financial Officer

cc:           Ms. Michelle Miller
Mr. Michael Seaman
Ms. Suzanne Hayes
Mr. Kenneth I. Chenault, American Express Company
Ms. Linda Zukauckas, American Express Company
Richard M. Starr, Esq., American Express Company
Mr. Ward R. Hamm, PricewaterhouseCoopers
Ms. Lisa Sawicki, PricewaterhouseCoopers